Exhibit 99.1

Valens Semiconductor Reports Second Quarter 2025 Results

Key Financial Highlights:

●	Q2 revenues: $17.1 million, exceeding the top end of our guidance.

●	Q2 gross margin: 63.5% GAAP; 67.2% non-GAAP.

●	Cash, cash equivalents and short-term deposits: $102.7 million.

●	Given tariffs, lower full-year 2025 revenue guidance.

HOD HASHARON, Israel, August 6, 2025 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the second quarter ended June 30, 2025.

“We are pleased with our performance in Q2, where we exceeded our guidance and delivered revenues of $17.1 million,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “In the first half of 2025, we saw strong and growing demand, particularly within the ProAV market. Momentum in Industrial machine vision also remained positive; our strategic partnerships led to the design of robust new products, which we expect to begin commercialization by late 2026. In automotive, the MIPI A-PHY standard continued to gain industry traction, providing continued optimism about our long-term potential in this market. However, primarily due to the impact of tariffs, we are updating our full-year 2025 revenue guidance to be in the range of $66 million to $71 million, which still represents a 14% to 23% increase compared to 2024.”

“Although we’ve adjusted our full-year guidance due to the unpredictable impact of tariffs, our confidence in the company’s long-term strategy and market opportunity remains unchanged,” said Guy Nathanzon, CFO of Valens Semiconductor.

Q2 2025 Financial Highlights:

●	Q2 revenues reached $17.1 million, exceeding our guidance of $16.5-$16.8 million, compared to $16.8 million in Q1 2025 and $13.6 million in Q2 2024.

o	Q2 Cross-Industry Business (“CIB”) revenues accounted for approximately 75% of total revenues at $12.8 million compared to $11.7 million dollars in Q1 2025 and $8.1 million in Q2 2024.

o	Q2 Automotive revenues accounted for approximately 25% of total revenues at $4.3 million, compared to $5.1 million dollars in Q1 2025 and $5.5 million in Q2 2024.

●	Q2 GAAP gross margin was 63.5% (non-GAAP gross margin was 67.2%), within the guidance. This is compared to a GAAP gross margin of 62.9% for Q1 2025 and 61.4% for Q2 2024 (non-GAAP gross margin of 66.7% in Q1 2025 and 64.5% in Q2 2024). On a segment basis, Q2 gross margin from the CIB was 67.8% and gross margin from Automotive was 50.5%. This compares to a Q1 2025 gross margin of 69.1% and 48.4%, respectively, and a Q2 2024 gross margin of 75.4% and 40.9%, respectively. The increase in Q2 automotive gross margin compared to Q2 2024 was due to an optimization of our product cost. The decrease in gross margin of the CIB compared to Q1 2025 was due to a change in product mix.

●	Q2 GAAP net loss amounted to $(7.2) million, compared to a net loss of $(8.3) million dollars in Q1 2025 and a net loss of $(8.9) million dollars in Q2 2024.

●	Q2 adjusted EBITDA was a loss of $(4.0) million, better than the guidance range of a $(4.9)-$(4.4) million adjusted EBITDA loss. This compares to an adjusted EBITDA loss of $(4.3) million dollars in Q1 2025 and an adjusted EBITDA loss of $(5.2) million dollars in Q2 2024.

●	Cash balance as of June 30, 2025, was $102.7 million. This compares to a cash balance of $112.5 million as of March 31, 2025. During the second quarter of 2025 the company used $10.2 million for the share repurchase program, announced in February 2025.

Q2 2025 Business Highlights:

●	Enabled the launch of the first MIPI A-PHY standard platform in the industrial machine vision market, developed by D3 Embedded

●	Supported a rise in the number of products based on the VS3000 chipset from around 100 to 150 by the end of 2024

●	Received strong endorsements for the MIPI A-PHY standard in automotive from Mobileye and a leading European OEM at the annual MIPI Alliance meeting

●	Won two prestigious industry awards and supplied the chipsets behind four additional customer wins for Apantac, Rethink AV, Hall Technologies, and Msolutions

Financial Outlook for Q3 2025

For Q3 2025, Valens Semiconductor expects revenues to range between $15.1 million and $15.6 million, gross margin to range between 58.0% and 60.0%, and adjusted EBITDA loss to range between $(7.4) million and $(6.8) million.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, August 6, 2025, at 8:30 a.m. Eastern Time (ET) to discuss its second quarter 2025 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2024 (including its full year 2024 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 26, 2025, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2024 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; further deterioration of macroeconomic conditions due to ongoing global political and economic uncertainty, including with respect to China-Taiwan relations and increasing trade and other tariff-related tensions (as our current guidance assumes the estimated production and/or demand impact on us of current tariff conditions); political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues	17,059	13,597	33,887	25,156
Gross Profit	10,835	8,344	21,417	15,159
Gross Margin	63.5%	61.4%	63.2%	60.3%
Net loss	(7,184)	(8,869)	(15,492)	(18,911)
Working Capital[1]	105,998	142,349	105,998	142,349
Cash, cash equivalents and short-term deposits[2]	102,721	130,630	102,721	130,630
Net cash used in operating activities	(211)	(225)	(7,761)	(1,615)
Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	67.2%	64.5%	67.0%	63.3%
Adjusted EBITDA Loss[4]	(4,016)	(5,168)	(8,362)	(12,237)
Non-GAAP Earnings Loss per share (in U.S. Dollars)[5]	$(0.04)	$(0.04)	$(0.07)	$(0.10)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.
[2]	As of the last day of the period.
[3]	GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended June 30, 2025, and 2024, share-based compensation and depreciation & amortization expenses were $630 thousand and $423 thousand, respectively. For the six months ended June 30, 2025, and 2024, share-based compensation and depreciation expenses were $1,280 thousand and $770 thousand, respectively.
[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares and earnout liability, which may vary from period-to-period, and certain batch production incident income. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.
[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
REVENUES	17,059	13,597	33,887	25,156
COST OF REVENUES	(6,224)	(5,253)	(12,470)	(9,997)
GROSS PROFIT	10,835	8,344	21,417	15,159
OPERATING EXPENSES:
Research and development expenses	(10,198)	(9,961)	(20,788)	(20,106)
Sales and marketing expenses	(5,166)	(4,368)	(10,773)	(8,756)
General and administrative expenses	(3,697)	(3,397)	(7,364)	(6,968)
Change in earnout liability	837	(28)	663	(28)
TOTAL OPERATING EXPENSES	(18,224)	(17,754)	(38,262)	(35,858)
OPERATING LOSS	(7,389)	(9,410)	(16,845)	(20,699)
Change in fair value of Forfeiture Shares	—	10	—	35
Financial income, net	225	540	1,463	1,774
LOSS BEFORE INCOME TAXES	(7,164)	(8,860)	(15,382)	(18,890)
INCOME TAXES	(21)	(21)	(114)	(38)
LOSS AFTER INCOME TAXES	(7,185)	(8,881)	(15,496)	(18,928)
Equity in earnings of investee	1	12	4	17
NET LOSS	(7,184)	(8,869)	(15,492)	(18,911)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.07)	$(0.08)	$(0.15)	$(0.18)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED
IN COMPUTING NET LOSS PER ORDINARY SHARE	103,551,779	105,079,508	104,403,869	104,563,467
Other comprehensive income:
Change in unrealized gains on cash flow hedges	1,276	—	734	—
TOTAL COMPREHENSIVE LOSS	(5,908)	(8,869)	(14,758)	(18,911)

[6]	See note 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	June 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	46,589	35,423
Short-term deposits	56,132	95,532
Restricted Short-term deposit	1,168	1,138
Trade accounts receivable	8,133	7,751
Prepaid expenses and other current assets	3,812	3,904
Inventories	11,497	10,155
TOTAL CURRENT ASSETS	127,331	153,903
LONG-TERM ASSETS
Property and equipment, net	3,346	3,555
Operating lease right-of-use assets	7,260	7,458
Intangible assets	4,232	4,702
Goodwill	1,847	1,847
Other assets	777	687
TOTAL LONG-TERM ASSETS	17,462	18,249
TOTAL ASSETS	144,793	172,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES[7]	21,333	20,327
LONG-TERM LIABILITIES
Non-current operating leases liabilities	6,874	6,645
Earnout liability	—	2,413
Other long-term liabilities	91	79
TOTAL LONG-TERM LIABILITIES	6,965	9,137
TOTAL LIABILITIES	28,298	29,464
TOTAL SHAREHOLDERS’ EQUITY	116,495	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,793	172,152

[7]	The current liabilities include an amount of $1.75 million attributable to the earnout liability

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the period	(7,184)	(8,869)	(15,492)	(18,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	758	479	1,528	935
Stock-based compensation	3,775	3,735	7,941	7,499
Exchange rate differences	19	741	159	1,266
Realized and unrealized losses on non-designated derivative instruments	821	-	617	-
Interest on short-term deposits	254	642	771	917
Change in fair value of forfeiture shares	-	(10)	-	(35)
Change in earnout liability	(837)	28	(663)	28
Reduction in the carrying amount of ROU assets	274	239	692	723
Equity in earnings of investee, net of dividend received	4	12	1	17
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	1,418	180	(382)	4,915
Prepaid expenses and other current assets	53	101	878	308
Inventories	(698)	1,054	(1,460)	2,401
Other assets	19	(8)	(96)	66
Current Liabilities	1,271	1,659	(1,864)	(1,102)
Change in operating lease liabilities	(173)	(204)	(403)	(622)
Other long-term liabilities	15	(4)	12	(20)
Net cash used in operating activities	(211)	(225)	(7,761)	(1,615)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(22,500)	(49,379)	(52,505)	(87,219)
Maturities of short-term deposits	38,557	47,059	91,835	104,038
Purchase of property and equipment	(119)	(235)	(537)	(265)
Derivative instruments of non-designated hedges	(407)	-	(672)	-
Cash paid for business combination, net of cash acquired	-	(7,800)	-	(7,800)
Net cash provided by (used in) investing activities	15,531	(10,355)	38,121	8,754
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(10,176)	-	(19,761)	-
Exercise of stock options	197	510	385	636
Net cash provided by (used in) financing activities	(9,979)	510	(19,376)	636

Effect of exchange rate changes on cash and cash equivalents	251	(324)	182	(330)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,592	(10,394)	11,166	7,445
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	40,997	35,100	35,423	17,261
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	46,589	24,706	46,589	24,706

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	58	28	77	63

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account of property and equipment	194	279	194	279
Fair value of earnout liability assumed in business combination	-	2,036	-	2,036
Operating lease liabilities arising from obtaining operating right-of-use assets	281	4,802	494	4,833

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation and change in fair value of Forfeiture Shares, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Net Loss	(7,184)	(8,869)	(15,492)	(18,911)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	-	(10)	-	(35)
Change in earnout liability	(837)	28	(663)	28
Financial income, net	(225)	(540)	(1,463)	(1,774)
Income taxes	21	21	114	38
Equity in earnings of investee	(1)	(12)	(4)	(17)
Certain batch production incident income	(323)	-	(323)	-
Depreciation and amortization	758	479	1,528	935
Stock-based compensation expenses	3,775	3,735	7,941	7,499
Adjusted EBITDA Loss	(4,016)	(5,168)	(8,362)	(12,237)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
GAAP Loss per Share
GAAP Net Loss used for computing Loss per Share	(7,184)	(8,869)	(15,492)	(18,911)

Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	$(0.07)	$(0.08)	$(0.15)	$(0.18)
Weighted average number of shares used in calculation of net loss per share	103,551,779	105,079,508	104,403,869	104,563,467

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Non-GAAP Loss per Share[8]
GAAP Net Loss	(7,184)	(8,869)	(15,492)	(18,911)
Adjusted to exclude the following:
Stock based compensation	3,775	3,735	7,941	7,499
Depreciation and amortization	758	479	1,528	935
Certain batch production incident income	(323)	-	(323)	-
Change in earnout liability	(837)	28	(663)	28
Change in fair value of Forfeiture Shares	-	(10)	-	(35)
Total Non-GAAP Loss used for computing Loss per Share	(3,811)	(4,637)	(7,009)	(10,484)
Earnings Per Share Data:
Non-GAAP Earnings (Loss) per Share (in U.S. Dollars)	$(0.04)	$(0.04)	$(0.07)	$(0.10)
Weighted average number of shares used in calculation of net loss per share	103,551,779	105,079,508	104,403,869	104,563,467

[8]	The company calculates its non-GAAP Loss per Share as GAAP Net Loss adjusted to exclude the following: Stock based compensation, depreciation and amortization, and the change in fair value of Forfeiture Share and earnout liability, divided by the weighted average number of shares used in calculation of net loss per share.

For more information, please contact:

Investor Contacts:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Miri Segal

MS-IR IR for Valens

msegal@ms-ir.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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